UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Exclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO ENERGY Co., Ltd
	B. Representative		Jeong, Ki-Seop
	C. Main business		Sale of electricity, lease of LNG terminal, sale of fuel cell power generation facilities, lease and services, etc.
	A. Financial status of latest fiscal year (million KRW)	Total assets	4,354,140
		Total liabilities	2,774,377
		Total shareholders’ equity	1,579,763
		Capital stock	269,190

2. Shareholding ratio of subsidiary	Before exclusion	Shares held	40,235
		Shareholding ratio (%)	89.0
	After exclusion	Shares held	—
		Shareholding ratio (%)	—

3. Percentage of value of shares held to total assets	Before exclusion	Value of shares held (million KRW)	658,176
		Percentage in total assets (%)	1.2
	After exclusion	Value of shares held (million KRW)	—
		Percentage in total assets (%)	—

4. Total number of subsidiaries	Before exclusion		17
	After exclusion		16

5. Reasons for exclusion			Dissolution of POSCO Energy due to its merger with and into POSCO International

6. Date of exclusion			January 2, 2023

7. Date of board resolution (decision date)			November 4, 2022

8. Other matters to be factored into investment decisions

•  ‘Value of shares held’ before exclusion under 3. Percentage of value of shares held to total assets is book value of POSCO Energy on POSCO HOLDINGS’ business report of FY 2021.

•  ‘Percentage in total assets’ before and after exclusion under 3. ‘Percentage of value of shares held to total assets’ is the share of the book value to the total assets of the financial statements of POSCO HOLDINGS after the Spin-off (on Quarterly Report of 1st quarter of 2022).

•  Above ‘6. Date of exclusion’ is the date of registration of merger.

•  Above ‘7. Date of board resolution (decision date)’ is date of the general shareholders’ meeting of POSCO Energy related to the merger approval.

•  This disclosure is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth. For more information, please refer to previous disclosures which have been disclosed on August 12, 2022.

ø Related disclosure	• Decision on Merger (Material Business Matters of Subsidiary Company) disclosed on August 12, 2022 • Occurrence of Causes for Subsidiary’s Dissolution disclosed on August 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 4, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President